UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2023 (Report No. 3)

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

Underwritten Public Offering

On August 14, 2023, SciSparc Ltd. (the “Company”) closed an underwritten public offering (the “Public Offering”) of 5,525,000 ordinary shares, no par value per share (the “Ordinary Shares”), at a purchase price of $0.20 per Ordinary Share (the “Public Offering Share Price”) and pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 975,000 Ordinary Shares at a purchase price of $0.199 per Pre-Funded Warrant, for aggregate gross proceeds of approximately $1.3 million, pursuant to an underwriting agreement (the “Underwriting Agreement”) between the Company and Aegis Capital Corp. (the “Underwriter”) dated August 10, 2023. Pursuant to the terms of the Underwriting Agreement, the Company has also granted the Underwriter a 45-day option to purchase up to an additional 975,000 Ordinary Shares solely to cover over-allotments, if any, at the Public Offering Share Price less underwriting discounts and commissions.

At closing, the Company issued a total of 5,525,000 Ordinary Shares and 975,000 Pre-Funded Warrants, for aggregate net proceeds of approximately $1.1 million to the Company, after deducting the underwriting discounts and commissions and other estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the Public Offering for working capital, which includes research and development, to advance its technology and general corporate purposes and pursuing strategic opportunities including expanding its pipeline and investments in other companies which may not be aligned with its current business strategy.

The Pre-Funded Warrants were exercisable immediately upon issuance and have an exercise price of $0.001 per share. The foregoing summary of the Pre-Funded Warrant does not purport to be complete and is qualified in its entirety by reference to form of Pre-Funded Warrant, which is attached as Exhibit 4.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and incorporated herein by reference.

The Ordinary Shares and Pre-Funded Warrants were offered, issued and sold to the public pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-269839) previously filed with the Securities and Exchange Commission (the “Commission”) and declared effective by the Commission on February 23, 2023, the related preliminary prospectus supplement dated August 10, 2023 and the final prospectus supplement dated August 10, 2023.

Pursuant to the Underwriting Agreement, subject to certain exceptions, the Company and the Company’s officers and directors have agreed not to sell or otherwise dispose of any of the Company’s securities held by them for a period of 60 days following the closing of the Public Offering, subject to customary exceptions.

The Underwriting Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The Underwriting Agreement provides for indemnification by the Underwriter of the Company, its directors and officers, and by the Company of the Underwriter for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

The foregoing summary of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is attached as Exhibit 1.1 to this Form 6-K and incorporated herein by reference.

The legal opinion of Meitar Law Offices relating to the legality of the issuance and sale of the Ordinary Shares is attached as Exhibit 5.1 to this Form 6-K.

The legal opinion of Sullivan & Worcester LLP relating to the legality of the issuance and sale of the Pre-Funded Warrants is attached as Exhibit 5.2 to this Form 6-K.

On August 10, 2023, the Company issued a press release titled “SciSparc Ltd. Announces Pricing of $1.3 Million Underwritten Public Offering,” a copy of which is furnished as Exhibit 99.1 with this Form 6-K.

On August 14, 2023, the Company issued a press release titled “SciSparc Ltd. Closes $1.3 Million Underwritten Public Offering,” a copy of which is furnished as Exhibit 99.2 with this Form 6-K.

This Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-269839, File No. 333-266047, File No. 333-233417, File No. 333-248670 and File No. 333-255408) and on Form S-8 (File No. 333-225773) filed with the Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated August 10, 2023, by and between the Company and the Underwriter.
4.1	Form of Pre-Funded Warrant.
5.1	Opinion of Meitar Law Offices.
5.2	Opinion of Sullivan & Worcester LLP.
99.1	Press release issued by SciSparc Ltd., dated August 10, 2023, titled “SciSparc Ltd. Announces Pricing of $1.3 Million Underwritten Public Offering.”
99.2	Press release issued by SciSparc Ltd., dated August 14, 2023, titled “SciSparc Ltd. Closes $1.3 Million Underwritten Public Offering.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: August 14, 2023	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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